December 7, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington D.C. 20549

Re:	Impact BioMedical, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed August 2, 2022
File No. 333-253037

Ladies and Gentlemen:

On behalf of Impact BioMedical, Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on August 31, 2022, regarding the amendment to the Company’s Registration Statement on Form S-1, which was filed with the Commission on August 24, 2022 (“Amendment No. 5”).

The substance of the Staff’s comments has been restated below in bold/italicized text. The Company’s responses to the Staff’s comments are set out immediately under the restated comment. An amendment to the Registration Statement that reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, has also been filed on this date (“Amendment No. 6”). Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 5.

Amendment No. 5 to Form S-1 filed August 24, 2022

Summary

Business Overview, page 2

1.	We note your revisions in response to our prior comment 3. Your summary should provide a brief and balanced discussion of the most material aspects of your company and your offering. If the products described in the last paragraph of this section are not of substantive material impact to your business, please revise to remove this information from the Summary and instead disclose it in the Business section.

Response: The Company has revised the Registration Statement to remove the products described in the last paragraph of Amendment No. 5 from the summary and instead disclose it in the Business section of Amendment No. 6.

2.	We have reviewed your revisions in response to our prior comment 4 and reissue. There are still statements of efficacy throughout your disclosure. We note, for example only and without limitation, several statements throughout your prospectus stating that your products have “potential effects,” including “Equivir/Nemovir . . . ha[s] potential antiviral effects” on page 4 and “Natural compounds used in the Linebacker platform may have potential in treating and preventing a range of diseases by inhibiting” on page 20. Statements related to efficacy are within the sole authority of the FDA. Please revise your disclosure to remove any conclusion or suggestion that your product candidate is effective and instead refer to the relevant objective data from your clinical trials or studies that relate to your product candidate’s performance.

Response: The Company has revised the Registration Statement to remove statements of efficacy from Amendment No. 6.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Year Ended December 31, 2021, compared to Year December 31, 2020

Income tax benefit, page 24

3.	We note from your response to prior comment 5 that you considered the reversal of deferred tax liabilities (intangible assets) as sufficient positive evidence that a full valuation allowance is not needed. It is unclear how you concluded that the reversal of a deferred tax liability was considered sufficient positive evidence that there would be sufficient taxable income in future periods to offset net operating losses. Please provide us with your supporting deferred tax valuation analysis under ASC paragraphs 740-10-30-16 to 25.

In response to the Commission’s prior comment 5, the Company identified that we considered the reversal of deferred tax liabilities (intangible assets) over their 15 year amortizable life and scheduled them out against the available net operating losses (deferred tax assets), which have an indefinite life.  The future taxable income resulting from the deferred tax liability reversals was viewed as sufficient positive evidence to absorb the net operating losses. The attached excel spread sheet titled, Annex A illustrates the reversal of deferred tax liabilities offset by the utilization of deferred tax assets. As stated previously, the Company concluded that as of December 31, 2021 a valuation against the deferred tax asset was not necessary. Subsequently, based on delays in generating revenue from our licensing agreements, the Company has decided to place a valuation against the deferred tax assets as of September 30, 2022.

Business, page 27

4.	We have reviewed your revisions in response to our prior comment 6 and reissue in part. Please provide support for the statement that “Use of Laetose in a daily diet, compared to sugar, could potentially result in less sugar consumption and lower glycemic index/load.” In this regard, disclose whether this information is based upon management´s belief, industry data, reports/articles or any other source. If the statement is based upon management´s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide citation to the documents.

Response: The Company has revised the Registration Statement to remove the statement from Amendment No. 6.

Financial Statements, page F-1

5.	Please update your financial statements and related disclosures throughout your filing to comply with Rule 8-08 of Regulation S-X.

Response: The Company has updated its financial statements and related disclosures throughout Amendment No. 6 to comply with Rule 8-08 of Regulation S-X.

Sincerely,

Darrin M. Ocasio, Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Annex A

Impact Biomedical

TAX PROVISION

12/31/2021

Schedule of temporary differences:

NOL - gross DTA	5,551,577
Val Allowance - related to non-consolidated subsidiaries	(1,977,100)
Future Deductibles	3,574,477

Future Taxables - intangible amortization book not tax	(20,597,059)

Schedule of reversal		2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	total
Add back:book amortization	(20,597,059)	1,112,941	1,112,941	1,112,941	1,112,941	1,112,941	1,112,941	1,112,941	1,112,941	1,112,941	1,112,941	1,112,941	1,112,941	1,112,941	1,112,941	1,112,941	1,112,941	1,112,941	1,112,941	564,121	(0)
NOL: limited to 80%	3,574,477	(890,353)	(890,353)	(890,353)	(890,353)	(13,065)															0
Excess capacity use NOLs:
Book over tax income						(877,288)	(890,353)	(890,353)	(890,353)	(890,353)	(890,353)	(890,353)	(890,353)	(890,353)	(890,353)	(890,353)	(890,353)	(890,353)	(890,353)	(451,297)	(12,903,171)

FASB ASC 740-10-30-2(b) establishes the rule that “the measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.” Under FASB ASC 740-10-30-18, the future realization of a carryforward “ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback, carryforward period available under the tax law.” All available evidence, both positive and negative, must be considered to determine whether a valuation allowance for deferred tax assets is needed. See FASB ASC 740-10-30-17. In the case of carryforwards and deductible temporary differences, four sources of taxable income may be considered when establishing a valuation allowance: (a) future reversals of existing taxable temporary differences, (b) future taxable income exclusive of reversing temporary differences and carryforwards, (c) taxable income in prior carryback years if carryback is permitted under the tax law, and (d) certain tax planning strategies. See FASB ASC 740-10-30-18.

For its Fiscal Year ended December 31, 2021, the Company recorded operating losses totalling $2.1 million. These lossses, along with other negative evidence available on the reporting date (including losses associated with entities included in the financial statement but not in the Company’s consolidated federal income tax return) caused the Company to conclude that, under the standard established by FASB ASC 740-10-30-18, its only likely future source of taxable income was reversals of existing taxable temporary differences. Accordingly, the Company increased its valuation allowance by $129k, which equaled the net amount of losses recorded for non-consolidated subsidiaries.